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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                          The Chalone Wine Group, Ltd.
---------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    157639105
                   -----------------------------------
                                 (CUSIP Number)

                               Michael A. Varet, Esq.
                               Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6250
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                   August 20, 1999
                --------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         SEC 1746 (12-91).

                                                          SCHEDULE 13D

CUSIP No.  157639105                                   Page 2 of 6 Pages
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Domaines Barons de Rothschild (Lafite)
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                (b) |X|
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---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*


---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             4,530,301

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             0
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              4,530,301
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       0
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,530,301
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X| Excludes shares held by others who are parties to the 1995 Voting
     Agreement described herein, beneficial ownership of which is expressly disclaimed.
---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           45.9
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           CO
---------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

           This amends the Statement on Schedule 13D dated April 19, 1989, as amended by Amendments Nos. 1 through 14 thereto (collectively, the "Schedule 13D") previously filed with the Securities and Exchange Commission by Domaines Barons de Rothschild (Lafite) with respect to its beneficial ownership of common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation.

      Item 1.Security and Issuer.

           This statement relates to the Common Stock, no par value (the "Common Stock") of The Chalone Wine Group, Ltd., a California corporation (the
"Company"). The address of the Company's principal executive office is 621 Airpark Road, Napa, California 94585-6272.

      Item 2.Identity and Background.

           Response unchanged.

      Item 3.Source and Amount of Funds or Other Consideration.

           Not applicable.

      Item 4.Purpose of Transaction.

           Domaines currently intends to acquire from time to time additional shares of Common Stock through open market or private purchases, block trades, the exercise of warrants or otherwise and at such prices and on such terms as Domaines deems advisable. All of the shares of Common Stock acquired by Domaines pursuant to all previously reported transactions were, and the additional shares of Common Stock that it may hereafter purchase will be, acquired for investment. Domaines reserves the right not to purchase any additional shares of Common Stock or to cease making purchases at any time.

           Except as set forth in the preceding paragraph, Domaines does not have any present plans or intentions which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

      Item 5.Interest in Securities of the Issuer.

           (a) As of August 20, 1999, Domaines beneficially owned an aggregate of 4,530,301 shares of Common Stock, which includes 416,667 shares of Common Stock issuable upon the exercise of the Warrant acquired by Domaines on October 25, 1995 (the "1995 Warrant"). The shares of Common Stock beneficially owned by Domaines represent 45.9% of the Common Stock outstanding, after giving effect to the additional shares of Common Stock issuable upon the exercise of the 1995 Warrant, based on a total of 9,452,276 shares of Common Stock outstanding on June 29, 1999 (as disclosed in the Company's proxy statement dated July 6,
1999).

           (b) Response unchanged.

           (c) Not applicable.

           (d) Not applicable.

           (e) Not applicable.

      Item 6.Contracts,    Arrangements,    Understandings    or
             Relationships  With  Respect  to  Securities  of  the
             Issuer.

           SFI Intermediate Ltd., another shareholder of the Company ("SFI"), has also determined that it intends to acquire additional shares of Common Stock from time to time through open market or private purchases, block trades, the exercise of warrants or otherwise and at such prices and on such terms as it deems advisable. SFI has advised Domaines that it has filed an amendment to its previously filed Schedule 13D reporting such intention. Domaines, SFI and W. Philip Woodward, the Chairman of the Board of Directors of the Company, are parties to the 1995 Voting Agreement (attached as Exhibit 4 to Amendment No. 8 to Schedule 13D filed by Domaines on October 26, 1995) pursuant to which each party has the right to designate one or more directors of the Company and each party agrees to vote his or its shares of Common Stock for the other parties' designees to the Company's Board.

           Domaines and SFI have an understanding that their purchases of shares of Common Stock will be coordinated so that Domaines and SFI will preserve their relative positions as to the Common Stock. From time to time Domaines and SFI may place orders with the same broker (although they are not obligated to do so) who will be instructed to allocate any shares of Common Stock purchased in such a manner.

           Domaines and SFI will not have any beneficial ownership interest in the shares of Common Stock owned or purchased by the other. Except as described above, Domaines and SFI do not have any understanding as to voting, disposition or other matters relating to any shares of Common Stock which they presently own or may acquire. Each of Domaines and SFI is free to terminate the understanding with respect to coordinated purchases of additional shares of Common Stock at any time.

           As a result of the understanding referred to in this Item 6, Domaines and SFI may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act.

      Item 7.Material to be Filed as Exhibits.

           None.

                               SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:  August 20, 1999

                               DOMAINES    BARONS   DE   ROTHSCHILD
                               (LAFITE)



                               By  /s/ Michael A. Varet
                                   ---------------------
                                   Michael A. Varet
                                   Attorney-in-Fact